Adastra Signs Option to Terminate Legacy Supply Agreement to
Streamline Operations and Maximize Revenue

LANGLEY, BC, August 30, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") is pleased to announce it has entered into an agreement effective August 30, 2022, with a third party (the "Agreement"), whereby Adastra has the right and option to terminate an exclusive amended license agreement dated December 4, 2020 (the "Phyto License Agreement") between the third party and 1204581 B.C. Ltd. ("Phyto"), a wholly-owned subsidiary of Adastra which was acquired by Adastra on September 15, 2021.  The Phyto License Agreement was a legacy contract of Phyto, whereby Phyto utilized the third party's licensing status with Health Canada to exclusively package and sell its popular "Phyto" branded cannabis consumer packaged products on its behalf in consideration for payment of royalties back to Phyto.  Pursuant to the terms of the Agreement, Adastra (which independently has the licensing and operations to package, distribute and sell the "Phyto" branded products "in-house") negotiated terms with the third party to terminate the Phyto License Agreement, provided that Adastra satisfies the following three conditions on or before September 30, 2022:

  Firstly, Adastra must pay the third party 50% of the third party's historical fees and expenses charged by a data company under a cannabis data sales agreement. The amount is to be set off against amounts owed by the third party to Adastra. Adastra will continue to be responsible for the payment of 50% of the ongoing fees and expenses owed by the third party to the data company under the cannabis data sales agreement until Adastra enters into a separate agreement with the data company for the provision of data relating services related to the sale of Adastra's cannabis products. Once Adastra and the data company execute such an agreement, Adastra will provide the third party with payment of a final amount of 50% of the fees and expenses owed by the third party to the data company, being fees and expenses incurred up to the date of the Adastra/data company agreement.

  Secondly, Adastra must complete delivery, on or before September 30, 2022, of 250,000 units of unfinished "Roilty" or "Phyto" branded cannabis products (not packaged, labelled or excise stamped) to the third party, with a discount for the benefit of the third party.
  Thirdly, Adastra must pay in cash an amount representing all functional outstanding unfinished Phyto branded product and all functional Phyto branded packaging material held by the third party as of September 30, 2022.

Under the Agreement, Adastra may deliver a notice and certification to the third party certifying that the foregoing conditions have been met on or before September 30, 2022. The third party will have three business days to deliver a dispute notification, setting out in reasonable detail the reasons for disputing the certification. If no dispute notice is sent, the Phyto License Agreement terminates ten days from the date of delivery of the certification.

Additionally, under the Agreement, Phyto has agreed to reduce fees owed to Phyto under the Phyto License Agreement to 0% of the gross profit on product sales by the third party (of product manufactured by Adastra) from March 1, 2022, to November 30, 2022.

If Adastra opts-out or fails to meet the foregoing conditions by September 30, 2022, the Phyto License Agreement will continue to October 31, 2023, except that fees due to Phyto for product sales (on product manufactured by Adastra) will be increased from zero percent (0%) to fifty percent (50%) of the gross profit of the third party from all sales of such product made by the third party on or after December 1, 2022 until October 31, 2023.

"We continue to deliver on our transformational strategy as we look to streamline production and distribution - upon termination of the license agreement, everything from processing, excise and shipping for Phyto will be carried out from our own facility," said Michael Forbes, Chief Executive Officer of Adastra. "We believe this will enhance efficiency from a product commercialization standpoint and reduce shipping costs. Additionally, recording 100% of the sales revenues from the sale of Phyto branded products is expected to further bolster our income statement and increase value for our shareholders."

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra acquired 100% of the legacy-built brand Phyto Extractions in September 2021. The brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, by receiving its Controlled Substances Dealer's License on August 24, 2022. Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, the acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

P: (778) 715 5011, E:  michael@adastraholdings.ca

Stephanie Martens, Investor Relations

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but are not limited to: the ability of the Company to satisfy each of the conditions and terminate the Phyto License Agreement; the expectation that, upon termination of the Phyto License Agreement, everything from processing, excise and shipping for Phyto will be carried out from the Company's facility; following termination of the Phyto License Agreement, the expectation that the Company will record 100% of the sales revenues from the sale of Phyto branded products, and that such event may further bolster the Company's income statement and increase value for Company shareholders; and that, subject to receipt of applicable licenses and approvals from regulators, Adastra is poised to be a drug formulation and development leader in the controlled substances sector . There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: a dispute over whether the conditions under the Agreement are satisfied; inability of the Company to generate sufficient funds necessary to pay amounts required under the Agreement to satisfy payment obligations; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by applicable securities laws, the Company does not intend to update these forward-looking statements.